Exhibit 99.1

Jeffs’ Brands Announces Completion of Development Stage for Fort’s AI-Based Pest Control App

Application is now undergoing internal testing ahead of launch on Apple App Store and Google Play

Tel Aviv, Israel, March 27, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that further to its previously announcement on November 18, 2024 on the entry into an agreement by its wholly-owned subsidiary, Fort Products Ltd. (“Fort”) with a digital developer, the development phase of its AI-based pest control mobile application has been successfully completed.

The innovative app, designed to bring intelligent and accessible pest control solutions directly to users’ smartphones, has now entered its internal testing and fine-tuning stage. This critical phase ensures the application delivers a seamless user experience and meets the highest standards for performance and reliability.

Fort is now focused on perfecting the app’s functionality and usability through rigorous internal testing. Once finalized, the application will be submitted for approval and made available to users via the Apple App Store and Google Play.

The app leverages artificial intelligence to help users identify pests and provides tailored treatment recommendations based on type, severity, and user preferences. It also offers curated product suggestions, including Fort’s proprietary solutions.

About Jeffs’ Brands Ltd

Jeffs' Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the successful completion of the internal testing and fine-tuning stage of the AI powered mobile app and its availability for use by customers the Apple App Store and Google Play.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com